UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

 (Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐              No ☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that the shareholders of the Company approved the merger proposal brought before the special general meeting of shareholders held on October 9, 2018 (the “Meeting”), by the requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Company’s special general meeting proxy statement, furnished to the Securities and Exchange Commission on a Report of Foreign Private Issuer on Form 6-K on September 12, 2018. Approximately 99% of the ordinary shares present or represented by proxy at the Meeting voted in favor of the merger proposal (excluding abstained votes).

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos, 333-226420, 333-208811, 333-195578, 333-190655 and 333-170299).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

By:	/s/ Dotan Bar-Natan
Name:	Dotan Bar-Natan
Title:	General Counsel

Date: October 9, 2018